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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State National Bank Building Suite 400
(No. and Street)

Frankfort	Kentucky	40601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Kramer 502-875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles T Mitchell Co
(Name – *if individual, state last, first, middle name*)

PO Box 698	Frankfort	Kentucky	40602
(Address)	(City)	(State)	(Zip Code)

PROCESSED
NOV 29 2006
THOMSON
FINANCIAL


SEC MAIL
PROCESSING
RECEIVED
NOV 16 2006
WASH, D.C.
210
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corp, as of November 8, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. NOT REQUIRED
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT REQUIRED
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT REQUIRED
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NOT REQUIRED

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

For Years Ended September 30, 2006 and 2005

TABLE OF CONTENTS

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A
Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA



201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have audited the statements of financial condition of the First Kentucky Securities Corporation as of September 30, 2006 and 2005 and the related statements of income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the First Kentucky Securities Corporation as of September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 3, 2006

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS		
Current Assets		
Cash	$ 99,253	$ 133,267
Accounts Receivable-Employees	105	698
Accounts Receivable-Trade	110,054	55,415
Interest Receivable	1,240	1,118
Inventory	319,395	192,970
Prepaid Expenses	4,536	
Total Current Assets	534,583	383,468
Property and Equipment-Net	15,622	16,225
Other Assets		
Deferred Tax Assets	42,375	42,375
Insurance-Cash Surrender Value	13,441	21,114
Investment in Subsidiary	100	100
Total Other Assets	55,916	63,589
TOTAL ASSETS	$ 606,121	$ 463,282
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts Payable	$ 47,442	$ 3,518
Corporate Taxes Payable	1,143	
Notes Payable	186,501	103,676
Payroll and Withholdings Payable	30,893	25,599
Total Liabilities	265,979	132,793
EQUITY		
Common Stock-150 Shares Issued Par Value $500	75,000	75,000
Additional Paid in Capital	153,376	153,376
Retained Earnings	139,266	129,613
Less: Treasury Stock-55 Shares Redeemed Par Value $500	(27,500)	(27,500)
Total Equity	340,142	330,489
TOTAL LIABILITIES AND EQUITY	$ 606,121	$ 463,282

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF INCOME
FOR YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
REVENUE		
Advisory Fees	$ 92,850	$ 86,928
Commissions	1,261,364	380,004
Fiscal Agent Fees-Net	225,661	309,216
Handling Fees	3,460	
Insurance Proceeds	8,176	
Interest	11,367	17,301
Joint Account Fees	18,785	25,737
Managed Account Fees	494,699	16,598
Miscellaneous	49,953	27,863
Private Placement Fees	5,250	3,750
Trading Account Fees	123,424	115,104
Total Revenue	2,294,989	982,500
EXPENSES		
Acquisition		21,000
Advertising	19,714	20,714
Bank Charges	870	565
Benefits	119,062	
Charge Offs	1,330	
Clearing Fees	164,215	60,228
Contract Labor	85,402	78,907
Depreciation	8,886	4,082
Dues and Subscriptions	10,467	4,514
Equipment Rent, Repair and Maintenance	6,490	7,317
Information Systems	99,758	58,391
Insurance	10,669	97,284
Interest	12,287	9,486
Leases	17,388	6,716
Miscellaneous	28,685	7,916
Office Supplies and Expense	26,966	23,463
Outage	4,610	
Payroll Taxes	81,567	44,413
Petty Cash	1,000	
Postage and Shipping	12,266	12,302
Professional Fees	4,985	23,537
Regulatory Fees	20,119	16,709
Rent	87,105	48,948
Salaries	812,361	333,544
Salaries-Officer	580,012	161,034
Taxes and Licenses	1,325	2,999
Telephone	47,616	31,626
Training	1,208	1,006
Travel and Entertainment	15,896	27,469
Underwriting	135	
Utilities	1,799	1,062
Total Expenses	2,284,193	1,105,232
Net Income/(Loss) Before Income Taxes	10,796	(122,732)
Income Taxes	1,143	
Net Income/(Loss)	$ 9,653	$ (122,732)

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF EQUITY
FOR YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	Common Stock		Additional Paid in	Treasury Stock		Retained
	Shares	Amount	Capital	Shares	Amount	Earnings
Balances October 1, 2004	$ 150	$ 75,000	$ 153,376	(56)	$ (28,000)	$ 252,345
Shares-Redeemed				(41)	$ (20,500)	
Shares-Issued				42	$ 21,000	
Net (Loss)						(122,732)
Balances September 30, 2005	150	75,000	153,376	(55)	(27,500)	129,613
Net Income						9,653
Balances September 30, 2006	$ 150	$ 75,000	$ 153,376	$ (55)	$ (27,500)	$ 139,266

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF CASH FLOW
FOR YEARS ENDED SEPTEMBER 30, 2005 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income/(Loss)	$ 9,653	$ (122,732)
Adjustments to Reconcile Net Income to Net Cash Provided/(Used) by Operating Activities:		
Depreciation	8,886	4,082
Changes in Assets and Liabilities:		
(Increase) in Accounts Receivable	(54,046)	(13,824)
Decrease/(Increase) in Insurance Surrender Cash Value	7,673	(3,275)
(Increase)/Decrease in Interest Receivable	(122)	684
(Increase)/Decrease in Inventory	(126,425)	234,600
Increase in Prepaid Expenses	(4,536)	
Increase/(Decrease) in Accounts Payable	43,924	(10,319)
Increase in Corporate Taxes Payable	1,143	
Increase in Payroll and Withholdings Payable	5,294	10,249
Total Adjustments	(118,209)	222,197
Net Cash (Used)/Provided by Operating Activities	(108,556)	99,465
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital Purchases	(8,283)	(14,091)
Total Investment Activities	(8,283)	(14,091)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes Payable-Net	82,825	(64,155)
Stock-Net		500
Total Financing Activities	82,825	(63,655)
Net (Decrease)/Increase in Cash	(34,014)	21,719
Cash-Beginning of Year	133,267	111,548
Cash-End of Year	$ 99,253	$ 133,267
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year For:		
Interest	$ 12,287	$ 9,486

The accompanying notes are an integral part of these financial statements.

ENTITY

First Kentucky Securities Corporation is a full service broker/dealer. The Company specializes in providing financial advisory services to public entities and the trading and underwriting of Kentucky tax free municipal bonds.

BASIS OF ACCOUNTING

The Company's securities transactions and the related profit or loss are recorded on a trade date basis, except that transactions are not recognized until pricing is established. All other income is recognized when earned. All expenses are recognized when incurred.

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital as defined under such provisions. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2006 and 2005 are shown on page 9 of this report.

CORPORATE INCOME TAX/DEFERRED TAXES

For year ended September 30, 2006 the Corporation has reported no federal liability but a state liability of $1,143. No federal or state liability was reported for year ended September 30, 2005. Deferred tax assets of $42,375 for September 2006 and 2005 is recognized for net operating loss carryforwards and tax credits. There was no increase or decrease in the deferred tax assets as a result of current operations. The deferred assets amount may be subject to future reduction if evidence indicates it is more likely than not that some or all of the deferred assets will not be realized. If used, these deferred benefits will offset future federal and state tax liabilities to the extent permitted by federal and state tax laws. Unused tax benefits will begin to expire in 2016.

A permanent accounting difference between book and taxable income/(loss) exists because of tax-exempt bond interest and non-deductible expenses. Tax income/(loss) and pre-tax book income/(loss) are reconciled as follows:

	Federal		State	
	2006	2005	2006	2005
Net Income/(Loss) Per Books	$ 9,653	$ (122,732)	$ 9,653	$ (122,732)
Non Taxable Items	1,595	4,306	1,833	4,306
Tax Exempt Bond Interest	(9,019)	(17,527)	(9,019)	(17,527)
Depreciation Difference Between Book and Tax	(2,229)	2,137	(2,467)	1,769
Taxable Income/(Loss)	$	$ (133,816)	$	$ (134,184)

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are scheduled below by classification. Depreciation expense for the fiscal years ended September 30, 2006 and 2005 was $8,886 and $4,082, respectively.

	Cost		Accumulated Depreciation		Net Book Value	
	2006	2005	2006	2005	2006	2005
Office Equipment	$ 29,220	$ 66,476	$ 14,933	$ 50,929	$ 14,287	$ 15,547
Furniture and Fixtures	2,257	9,362	2,030	8,684	227	678
Lease Improvements	1,385		277		1,108	
Totals	$ 32,862	$ 75,838	$ 17,240	$ 59,613	$ 15,622	$ 16,225

INVENTORY

Schedule below is security inventory as of September 30, 2006 and 2005, respectively.

	2006	2005
Kentucky State Properties and Buildings 4.00% Maturing 08/01/18 $60,000	$	$ 59,437
Kentucky State Properties and Buildings 4.00% Maturing 08/01/19 $25,000		24,610
Kentucky Housing Corp 4.70% Maturing 07/01/35 $90,000		88,575
Kentucky State Properties and Buildings 5.75% Maturing 10/01/09 $10,000		10,903
Kentucky State Properties and Buildings 4.125% Maturing 08/01/23 $10,000		9,445
JPM Chase Capital Preferred Stock	12,275	
Kentucky Housing Corp 4.15% Maturing 07/01/14 $10,000	9,686	
Kentucky Housing Corp 3.95% Maturing 01/01/16 $65,000	64,675	
Kentucky Housing Corp 4.00% Maturing 01/01/17 $10,000	10,050	
Kentucky Housing Corp 5.196% Maturing 07/01/07 $50,000	49,875	
Magoffin County Schools 4.25% Maturing 08/01/24 $175,000	172,834	
Totals	$ 319,395	$ 192,970

Securities inventory is adjusted to market value. Any difference is reported as unrealized gain or loss.

NOTES PAYABLE

	2005	2005
Funds on brokerage margin account at RBC Dain. The interest rate is 6.50%.		$ 103,676
Funds on brokerage margin account at RBC Dain. The interest rate is 7.00%.	$ 186,501	

The loans are secured by securities, which are held in inventory. Interest expense for the fiscal years ended September 30, 2006 and 2005 totaled $12,287 and $9,486, respectively.

ESTIMATES

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

The company uses the direct write off method for uncollectible accounts. Write offs are current and this method does not differ materially from generally accepted accounting principles.

PENSION PLAN

First Kentucky Securities Corporation has established a salary reduction employee pension (SAR/SEP) plan. Employees contribute through payroll deduction. Contributions by employees are limited to amounts permitted by current tax laws. Employer contributions are made at the discretion of management. No discretionary contributions were made by the company during the years ended September 30, 2006 and 2005, respectively.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, demand deposits, and investments with original maturities of three months or less.

INSURANCE - CASH SURRENDER VALUE

For September 30, 2006 an insurance policy carried on the life of one officer had a cash surrender value of $13,441. For fiscal year ended September 30, 2005 two officers had life insurance policies which had surrender value of $21,114. The beneficiary of the policies is the Company. During fiscal year ended September 30, 2006, one officer terminated employment, therefore the Company received a surrender value of $8,176.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, sick days, and personal days, depending on job classifications, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

TREASURY STOCK

The company holds 55 shares of stock in treasury as of September 30, 2006 and 2005, respectively. The transaction is reported on the statement of financial condition at cost and as a deduction from equity. The cost of the treasury stock is $27,500 and $27,500 as of September 30, 2006 and 2005 respectively.

INVESTMENT IN SUBSIDIARY

First Kentucky Securities has formed a subsidiary entitled First Credit Advisors. The subsidiary was formed for the purpose of providing consulting/advisory work in the state of Arizona. First Kentucky Securities owns 100% of the subsidiary stock. Since First Kentucky Securities has the ability to exercise significant influence over operating and financial policies of First Credit Advisors, the investment is accounted for under the equity method. Under the equity method net earnings of the First Credit Advisors is included in the activity of First Kentucky Securities. Because First Kentucky Securities uses the equity method, all intercompany accounts and transactions have been eliminated.

SCHEDULE I
FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2006 AND 2005

	2006	2005
NET CAPITAL		
Equity	$ 340,142	$ 330,489
Deductions and/or Charges		
Non Allowable Assets		
Accounts Receivable	5,355	698
Deferred Tax Assets	42,375	42,375
Property and Equipment-Net	15,622	16,225
Total Deductions	63,352	59,298
Net Capital Before Percentage Reductions	276,790	271,191
Pursuant to Rule 15c3-1		
Reduction of Securities Held in Inventory	15,365	12,293
Net Capital	$ 261,425	$ 258,898
AGGREGATE INDEBTEDNESS		
Accounts Payable and Payroll	$ 78,335	$ 29,117
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 161,425	$ 158,898
Ratio of Aggregate Indebtedness to Net Capital	.30 to 1	.11 to 1
RECONCILIATION WITH COMPANY CALCULATION		
Net Capital as Reported in Focus Report	$ 250,481	$ 250,628
Audit Adjustments to Account Balance	10,944	8,270
Net Capital (Above)	$ 261,425	$ 258,898

SCHEDULE II
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
For Fiscal Years Ended September 30, 2006 and 2005

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2006 and 2005 and have submitted our report thereon dated November 3, 2006. As part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 12 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In our opinion, the corporation has complied with the possession and control requirements of SEC Rule 15c3-3. In addition, the corporation has formal procedures insuring proper compliance and reporting of security transactions, pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Charles T. Mitchell Co.

Charles T. Mitchell Co.

SCHEDULE III
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO SUBORDINATE LIABILITIES
REQUIRED BY RULE 17-A-5
For Fiscal Years Ended September 30, 2006 and 2005

STATEMENT OF CHANGES IN SUBORDINATE LIABILITIES	2006	2005
Subordinated Liabilities at Beginning of Year	$ 0	$ 0
Increase in Liabilities	0	0
Decrease in Liabilities	0	0
Subordinated Liabilities at End of Year	$ 0	$ 0

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A.

Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA


C
T
M

201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

Our report on our audits of the basic financial statements of First Kentucky Securities Corporation for 2006 and 2005 appears on pages 1 through 10. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 3, 2006

See auditor's report on supplementary information.

Charles T. Mitchell Company, LLP
Certified Public Accountants
WILLIAM G. JOHNSON, JR., C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.
GREG MIKLAVCIC, C.P.A.

Consultants
CHARLES T. MITCHELL, C.P.A.
DON C. GILES, CPA



201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE (502) 227-7395
TELECOPIER (502) 227-8005
HTTP://WWW.CTMCPA.COM

STUDY AND EVALUATION OF INTERNAL CONTROL

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2006 and 2005 and have submitted our report thereon dated November 3, 2006. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 which contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extend of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transaction or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the fiscal years ended September 30, 2006 and 2005, which was made for the purpose set forth above and would not necessary disclose all weaknesses in the system, disclosed no weaknesses which we believed to be material.

Charles T. Mitchell Co.

November 3, 2006